SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

PROTOCOL AND JUSTIFICATION OF MERGER

Companhia de Bebidas das Américas - AmBev, a listed corporation with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the CNPJ/MF under No. 02.808.708/0001-07 (hereinafter simply referred to as “AmBev”), herein represented by its directors and executive officers, pursuant to the special form foreseen in Article 224 of Law No. 6,404/76; and

Beverage Associates Holding Ltd., a company duly incorporated under the laws of the Bahamas, with headquarters at Mareva House, 4 George Street, Nassau, Bahamas (hereinafter simply referred to as “BAH”), herein represented by its administrators,

WHEREAS:

(i)	The merger of BAH, into AmBev, as set forth herein (“Merger”), will result, among other advantages, in operational simplification and cost reduction to both companies; and

(ii)	AmBev is, on the date hereof, holder of shares representing 100% of BAH’s corporate stock;

HAVE AGREED to execute this Protocol and Justification of Merger in accordance with the following terms and conditions:

1. Reasons for the Transaction.

1.1. The Merger is part of an ongoing process of simplification of the corporate structure of which AmBev and its controlled companies are a part of and that already resulted in the merger of other companies into AmBev. The Merger will result, as mentioned above, among other advantages, in operational simplification and cost reduction to both companies.

1.2. AmBev will continue to dedicate itself to the production and commercialization of beer, concentrates, soft drinks and other drinks.

2. Purposes of the Merger.

2.1. The Merger shall be carried out in such a manner that AmBev receives - for their respective book values - the totality of the assets, rights and obligations of BAH, without any increase, however, of AmBev’s net worth, taken that BAH’s net worth is already entirely reflected in AmBev’s net worth due to the application of the equity accounting method.

2.2. The premium registered by AmBev resulting from the acquisition of BAH and based on the expectation of future profitability, in the amount of R$2,331,089,085.58 will be, following the Merger, used by AmBev for tax purposes according to the terms of the applicable tax legislation.

3. Exchange ratio, number and type of shares to be delivered to BAH’s shareholders and shares’ rights.

3.1. Since AmBev holds shares representing 100% of BAH’s capital stock, there will be no other shareholder, minority or not, in the merged company, other than AmBev itself.

3.2. In addition, since there will be no modification in the net worth of AmBev, there will neither be issuance of new shares, reason why the establishment of any exchange ratio will not be necessary.

3.3. According to the terms of the final part of Article 264 of Law nº 6,404/76 (“LSA”), AmBev requested, on March 29, 2007, an authorization from the Comissão de Valores Mobiliários (“CVM”) to appraise the net worth of both merged and surviving companies at book value, by the same criteria and on the same date, according to the final part of the heading of the aforementioned Article 264, considering the peculiarities of the transaction and seeking cost reduction. Such appraisal has already been requested to APSIS Consultoria Empresarial S/C Ltda. (“APSIS”), which has confirmed, based on the above mentioned criteria, that the net worth (book value) of AmBev and BAH, on December 31, 2006 (“Reference-Date”), is of R$19,268,062,218.19 and R$448,561,678.24, respectively, or R$0.298923 and R$89,712.335647 per share.

3.4. Until the date hereof, the CVM has not yet pronounced itself on the request referred to in item 3.3 above.

4. Criteria to appraise BAH’s equity and treatment of equity variations.

4.1. The net worth of BAH will be merged at book value, based on the elements included in the balance sheet drawn up on the Reference-Date. The Merger will take effect based on BAH’s net worth as supported by the valuation report already prepared by APSIS, which establishes that the net worth of BAH on the Reference-Date amounts to R$448,561,678.24.

4.2. Equity variations verified from the Reference-Date and until the completion of the Merger will be allocated to AmBev.

5. AmBev’s capital stock increase and composition of the capital stock following the Merger.

5.1. Since the Merger involves controlled and controlling companies, the provision of paragraph 1 of Article 226 of the LSA should apply. Therefore, the 5,000 shares representing the capital stock of BAH held by AmBev shall be cancelled.

5.2. As there will be no increase in the net worth and, consequently, issuance of new shares as a result of the Merger, the composition of AmBev’s capital stock will remain unchanged.

6. Appointment of the Specialized Company.

6.1. AmBev’s administrators appointed APSIS as the specialized company enrolled with the Regional Accounting Council of the State of Rio de Janeiro (CREA/RJ) under No. 82.2.00620-1 to proceed with the appraisal of BAH’s net worth to be transferred to AmBev as a result of the Merger, which informed, in connection with its practice that (i) there is no actual or possible conflict or pooling of interests with AmBev’s and BAH’s controlling shareholder, or against its respective minority shareholders, or, still, regarding the Merger itself; and (ii) the controlling shareholders or the management of both companies have not directed, limited, put difficulties or performed any act that have or may have jeopardized the access, use or the knowledge of information, assets, documents or work methods relevant for the quality of the conclusions in connection therewith. Such appointment is conditioned to ratification by the AmBev’s shareholders’ general meeting that examines this Protocol and Justification of Merger, according to the provisions of paragraph 1 of Article 227 of the LSA.

7. Reimbursement of BAH’s dissenting shareholders

7.1. As there are no other shareholders in the merged company other than AmBev, no reimbursement of dissenting shareholders will be due.

8. Termination of BAH.

8.1. Upon completion of the Merger, BAH will be extinguished and, as already mentioned in this Protocol and Justification, succeeded by AmBev in all of its assets, rights and obligations.

9. Miscellaneous.

9.1. The present Protocol and Justification of Merger and the financial statements used to calculate BAH’s and AmBev’s net worth on the Reference Date ), as well as the other documents referred to in Article 3 of the CVM’s Normative Ruling No. 319, will be available at AmBev’s headquarters and on the Internet - www.ambev-ir.com, as of June 12, 2007.

9.2. AmBev’s listed company registration with the CVM will be maintained.

9.3. The management of AmBev will be incumbent upon performing all acts required for the implementation of the Merger. All costs and expenses resulting from the implementation of the Merger will be borne by AmBev.

Corporate Acts. The following acts will occur: (a) AmBev’s Shareholders’ Extraordinary General Meeting (i) to approve the present Protocol and Justification of Merger and to ratify the appointment of the specialized company that appraised the Companies net equity; (ii) to approve the appraisal report referred to in item 4.1 above; and the consummation of the Merger; and (b) those corporate acts of BAH, in accordance with the laws of the Bahamas, necessary to approve the transaction object of this Protocol and Justification.

This Protocol and Justification is ruled by the Brazilian legislation. The parties hereby elect the courts of the City of São Paulo, State of São Paulo, to resolve any dispute arisen from this Protocol and Justification.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS INSTRUMENT IN 3 (THREE) COUNTERPARTS OF SAME FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, June 11, 2007.

[signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations